05011914

SUPPL

MAYER
BROWN
ROWE
& MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 18 2005
WASH, D.C. 185

October 17, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated October 17, 2005.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

PROCESSED
OCT 21 2005
THOMSON
FINANCIAL

10/20

17328829

File No.: 82-2206

SCHWARZ
PHARMA

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Press Release - Rotigotine trial results for Restless Legs Syndrome to present at WASM

Press Room > Press Releases 2005 > Press Release - Rotigotine trial results for Restless Legs Syndrome to present at WASM

Rotigotine trial results for Restless Legs Syndrome to present at WASM

Rotigotine treatment led to statistically significant improvements of symptoms defined by the "IRLS" and an increase in the quality of sleep.

At the founding congress of the "World Association of Sleep Medicine" (WASM) in Berlin, SCHWARZ PHARMA will present statistically significant and clinically relevant symptom improvements achieved in a phase IIb study using its transdermal patch with the active ingredient rotigotine in treating restless legs syndrome.

340 patients suffering from mild to severe Restless Legs Syndrome (RLS) were treated in this double-blind, placebo-controlled phase IIb study. During the six-week period of treatment, the patients received a rotigotine transdermal patch (2.5/5/10/15 or 20 cm2) or placebo on a daily basis. Primary endpoint was the International Restless Legs Syndrome Study Group Rating Scale (IRLS).

Rotigotine treatment led to a statistically significant and clinically relevant reduction in the IRLS score. The rotigotine transdermal patch achieved a statistically significant improvement compared to the placebo on the IRLS, scoring a reduction or 5.8 points for 5 cm2, 6.5 points for 10 cm2, 8.3 points for 15 cm2, and 5.5 points for 20 cm2.

A treatment response was seen during the first week. What is more, patients experienced a clear improvement in the quality of sleep and a significant improvement in the quality of daily life. Side-effects were mild or moderate in intensity. The most frequent adverse events were nausea, skin reactions, and headaches. 95% of the patients who completed the trial continued treatment in an open label study.

"Restless Legs Syndrome" is also known as Ekbom's Syndrome. Up to 10% of the population experiences symptoms of this neurological disease which is characterised by an unpleasant restless urge and a tingling in the legs. These symptoms often manifest themselves in peaceful phases, particularly in the evenings and at night and thus preventing recuperative sleep. RLS is a chronic, slowly progressive disease which occurs about as frequently as migraines or diabetes. It is presumed to be caused by a metabolic disorder of the nervous system.

SCHWARZ PHARMA is currently testing the transdermal patch with the active ingredient rotigotine in phase III clinical trials. The study program began in Europe and the USA in May 2005 and is making good progress. A total of 900 patients are being treated in the double-blind, placebo-controlled studies, each lasting for a period of six months. Again the benchmark used, amongst others, is the IRLS. First results are expected in the first quarter of 2007.

All SCHWARZ PHARMA press releases are distributed by e-mail at the same time they become available on the website. Please go to www.schwarzpharma.com, press room, news subscription to register online, change your selection or discontinue this service.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain and overactive bladder syndrome. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com

Corporate Communications: Antje Witte, Tel: +49 2173 48 1866; Bettina Ellinghorst, Tel.: +1-262-238-5768

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.